Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine months ended	Year Ended December 31
	September 30, 2009	2008	2007	2006	2005	2004
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$421	$904	$1,282	$1,018	$967	$1,041
Plus:
Fixed charges exclusive of capitalized interest	202	343	156	137	129	132
Amortization of capitalized interest	5	7	7	8	9	10
Adjustments for equity affiliates	—	18	21	16	20	6

Total	$628	$1,272	$1,466	$1,179	$1,125	$1,189

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$144	$254	$93	$83	$81	$90
Rentals - portion representative of interest	58	89	63	54	48	42

Fixed charges exclusive of capitalized interest	202	343	156	137	129	132
Capitalized interest	7	8	11	7	5	3

Total	$209	$351	$167	$144	$134	$135

Ratio of earnings to fixed charges	3.0	3.6	8.8	8.2	8.4	8.8